UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14974

Technicolor SA
(Exact name of registrant as specified in its charter)
1 rue Jeanne d’Arc 92130 Issy-les-Moulineaux, France +33 1 41 86 5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares, nominal value €1.00 per share American Depositary Shares, each representing one Ordinary Share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)
Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

  Technicolor SA (the “Company”) first incurred the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on March 3, 1999.

  The Company has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2.  Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on October 5, 2000 (other than offerings to employees registered on Form S-8).

Item 3.  Foreign Listing and Primary Trading Market

A.     The Company maintains a listing of its Ordinary Shares on NYSE Euronext, which is located in the jurisdiction of the Republic of France. NYSE Euronext constitutes the primary trading market for the Company’s Ordinary Shares. The Company’s American Depositary Shares (“ADSs”) are not listed on any exchange outside the United States.

B.     The Company’s Ordinary Shares were initially listed on NYSE Euronext (formerly ParisBourse SA) on November 3, 1999.   The Company has maintained a listing of the Ordinary Shares on NYSE Euronext for at least the 12 months preceding the filing of this Form.

C.     The percentage of on-exchange trading in Ordinary Shares that occurred in France as of the 12-month period ended February 25, 2011 is 100%.

Item 4.  Comparative Trading Volume Data

  The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is March 1, 2010 and the last date of such period is February 28, 2011.

  For the same 12-month period, the average daily trading volume (“ADTV”) of the Company’s Ordinary Shares and the ADSs (when expressed in terms of the underlying Ordinary Shares and adjusted to reflect a 10:1 reverse share split effected on July 15, 2010) in the United States and on a worldwide basis was 5,994 shares and 1,371,232 shares, respectively.

  For the same 12-month period, the ADTV of the Company’s ADSs (when expressed in terms of the underlying Ordinary Shares) in the United States as a percentage of the ADTV for the Company’s Ordinary Shares on a worldwide basis was approximately 0.4%.

   The Company’s ADSs were delisted from the New York Stock Exchange effective as of the close of trading on March 21, 2011.

  The Company has not terminated a sponsored ADR facility regarding the Ordinary Shares.

  The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Euronext MyListing and Bloomberg.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

As required by Rule 12h-6(h), the Registrant published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on February 28, 2011.  The notice was disseminated in the United States through Thomson Reuters.

A copy of the notice was submitted to the SEC under cover of Form 6-K on March 2, 2011.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

The Company will continue to publish English language financial reports, financial statements, press releases and shareholder information, which will be available on its web site (www.technicolor.com) in accordance with Rule 12g3-2(b) under the Exchange Act.

PART III

Item 10.  Exhibits

None.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)   The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)   Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)   It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Technicolor SA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Technicolor SA certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dated:  March 24 2011

Technicolor SA

By: /s/ Aaron Ross

Name: Aaron Ross

Title: Corporate General Counsel